January 22, 2013

BY EDGAR AND COURIER

Mr. Craig E. Slivka

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	William Lyon Homes

Amendment No. 1 to Registration Statement on Form S-1

Filed on December 6, 2012

File No. 333-183249

Dear Mr. Slivka:

On behalf of William Lyon Homes (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission set forth in the letter to the Company, dated January 2, 2013, relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (Registration No. 333-183249) (the “Registration Statement”). An electronic version of Amendment No. 2 has been concurrently filed with the Commission through its EDGAR system. The enclosed copy of Amendment No. 2 has been marked to reflect changes made to the Registration Statement.

For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used herein but not otherwise defined herein shall have the meanings in the Registration Statement.

General

1.	We note your response to comment three of our letter dated September 6, 2012. However, we note that Item 501(b)(3) of Regulation S-K and paragraph 16 of Schedule A of the Securities Act require that you disclose the price at which the securities will be sold. Given the lack of an established market for your securities, please disclose the fixed price at which the selling stockholders will sell the securities. We will not object if you also elect to disclose that the selling stockholders will sell at the fixed price until such time as a market for your securities develops. You should revise your disclosure accordingly throughout your prospectus, including in the Plan of Distribution.

Response: The Company has revised the relevant disclosures on the cover page of the prospectus and in the section entitled “Determination of Offering Price” on page 28 to include

Mr. Craig E. Slivka

January 22, 2013

the fixed prices at which selling stockholders may sell their shares until the shares are quoted on the OTC Bulletin Board or an exchange. Thereafter, the selling stockholders will sell such shares at prevailing market prices at the time of sale or privately negotiated prices.

2.	We note your response to comment four of our letter dated September 6, 2012 that you are a “voluntary filer” and therefore you do not believe you are required to file such reports. However, it appears that your obligation to file periodic reports arises from Section 15(d) of the Exchange Act. Further, we note that even if you were a voluntary filer under Section 12(g), you are still required to file periodic reports and you can only cease filing such reports by deregistering the class of securities. See Question 116.02 of Compliance and Disclosure Interpretations for Exchange Act Sections. Please file the required periodic reports.

Response: The Company respectfully submits that it is a “voluntary filer” for purposes of the periodic reporting requirements under the Exchange Act and was not otherwise obligated to file the referenced periodic reports under Section 12(g) or Section 15(d) of the Exchange Act. While the Company’s predecessor went public in 1991 (NYSE: PDC, changed to WLS in 1999), the Company was taken private by way of a tender offer by General William Lyon in June 2005. The Company’s then outstanding common stock was traded on the NYSE until June 13, 2005 and over-the-counter trading (OTC Pink sheets: WLSM.PK) was also discontinued and the Company continued as a privately held company. The Company’s obligation to file periodic reports under Sections 12(b) and 12(g) ceased when the Company formally deregistered its outstanding common stock by filing a Form 25 and a Form 15 with the Commission on August 4, 2006. In addition, the Company ceased to be a filer under Section 15(d) as it had less than 300 holders of its debt securities after 2005, the year it filed its registration statement on Form S-4 with the Commission in connection with its A/B exchange offer for its then outstanding senior notes. The Company continued to file periodic reports as a voluntary filer in order to comply with certain customary reporting covenants that were contained in indentures governing the Company’s prepetition senior notes. For all such reports filed after August 4, 2006, the Company checked the appropriate box on the cover page of each applicable periodic report indicating that the Company was not required to file such reports pursuant to Section 13 or Section 15(d) of the Exchange Act, as it had no securities registered under Section 12(b) or 12(g).

3.	Because they are not considered outstanding, it does not appear that you can register the resale of Class A shares underlying the Class B shares which are in turn issuable upon exercise of the warrants to purchase Class B shares, nor register the resale of the Class A shares underlying the Class C shares which are in turn issuable upon conversion of the Convertible Preferred shares.

Response: In response to the Staff’s comment, the Company has removed from the registration statement the resale of Class A shares underlying the Class B shares which are in turn issuable upon exercise of the warrants to purchase Class B shares. With respect to the Class A Common Stock underlying the Convertible Preferred Stock, the Company respectfully submits that it is appropriate to register such shares because each share of Convertible Preferred Stock may

Mr. Craig E. Slivka

January 22, 2013

convert directly into Class A Common Stock upon the occurrence of the Conversion Date (as defined below in our response to comment six below and in the “Description of Capital Stock” section of the registration statement).

Cover Page

4.	Please delete the reference to the Table of Additional Co-Registrants, as this is no longer applicable to the offering.

Response: In response to the Staff’s comment, the Company has deleted the reference to the Table of Additional Co-Registrants.

Table of Contents

5.	We note your response to comment eight of our letter dated September 6, 2012. However, we continue to believe that the statements that appear in the last three sentences of the paragraph immediately preceding the table of contents may suggest that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale. Further, we note in your response you state that there is no duty to update the information included in the prospectus. Such a statement is inconsistent with your obligations under the federal securities laws. Please delete the last three sentences of this paragraph, or, in the alternative, please revise the disclaimer so that it is consistent with your obligations under the federal securities laws.

Response: In response to the Staff’s comment, the Company has deleted the last three sentences of the referenced paragraph and has added a sentence indicating that the information contained in the prospectus is current only as of its date.

The Offering, page 3

Offering of Capital Stock, page 3

6.	We note your response to comment 15 of our letter dated September 6, 2012. However, your response appears to advise as to what will occur on the “Conversion Date” instead of advising as to the definition of the “Conversion Date.” We note the definition of “Conversion Date” appears in Section 5 of your Amended and Restated Certificate of Incorporation. Please revise your disclosure to define “Conversion Date.” Please disclose what the “Conversion Date” will be for conversion of the Class B Common Stock to Class A Common Stock and for the automatic conversion of the Convertible Preferred Stock.

Response: In response to the Staff’s comment, the Company respectfully submits that the Company’s Second Amended and Restated Certificate of Incorporation provides that the

Mr. Craig E. Slivka

January 22, 2013

Conversion Date shall occur on the earlier of (i) the date on which (a) the holders of a majority of the shares of Class A Common Stock then outstanding, voting separately as a class, and (b) the holders of a majority of the shares of Class C Common Stock and Convertible Preferred Stock then outstanding, voting separately as a class, vote in favor of such conversion; and (ii) upon the occurrence of (a) the Company closing a sale of its Class A Common Stock in a firmly underwritten public offering pursuant to an effective registration statement filed under the Securities Act, where the gross proceeds to the Company are not less than $25,000,000 and the offering price per share to the public equals or exceeds 130% of the then-prevailing Convertible Preferred Conversion Price (as defined in the Company’s Second Amended and Restated Certificate of Incorporation ), or (b) if the Class A Common Stock is listed on a national securities exchange, then the date on which the thirty-day volume weighted average trading price equals or exceeds 130% of the then-prevailing Convertible Preferred Conversion Price, and the average daily trading volume equals or exceeds $4,000,000.

With respect to the Company’s Class B Common Stock, holders of Class B Common Stock may at any time convert any or all of their shares into Class A Common Stock. Following the Conversion Date, each share of Class B Common Stock shall be automatically converted into one share of Class A Common Stock if a majority of the shares of Class B Common Stock then outstanding (voting together as a single class) vote in favor of such conversion. If, at any time (whether before, on or after the Conversion Date), any share of Class B Common Stock is not owned, beneficially or of record, by either General William Lyon or William H. Lyon, their sibling, spouses and lineal descendants, any entities wholly owned by one or more of the foregoing persons, or any trusts or other estate planning vehicles for the benefit of any of the foregoing, then such share of Class B Common Stock will automatically convert into one share of Class A Common Stock.

Because the conversion of the Class B Common Stock and the Convertible Preferred Stock is contingent upon the timing of events which cannot be predicted at this time, the Company is not able to provide a date upon which such conversions will take place. The Company has revised relevant disclosure in the Description of Capital Stock section to more clearly describe the events leading to the determination of the Conversion Date and the conversion of the Class B Common Stock and the Convertible Preferred Stock.

Pro Forma Operating Statement, page 10

7.

We note your response to comment one from our letter dated September 6, 2012. Notwithstanding the fact that your statement of operations for the period from February 25, 2012 through September 30, 2012 reflects the impact of adopting fresh start accounting, a pro forma statement of operations that reflects the impact of adopting fresh start accounting for the nine months ended September is required pursuant to Rule 11- 02(c)(2)(i) of Regulation S-X. With regards to your pro forma footnotes, please show precisely how you arrived at each adjustment amount with a discussion of any significant assumptions and estimates used to arrive at the adjustment amounts. For example, it is not clear how you arrived at

Mr. Craig E. Slivka

January 22, 2013

the adjustments for amortization of intangibles and interest expense in notes (c) and (d). Please revise accordingly.

Response: In response to the Staff’s comment, the Company has included a pro forma statement of operations that reflects the impact of adopting fresh start accounting for the nine months ended September 30, 2012. Additionally, the Company has further expanded the disclosure in the footnotes to show precisely how we arrived at the adjustments for amortization of intangibles and interest expense in notes (c) and (d).

8.	With regards to note (b), please tell us how you determined that it is appropriate to reverse the impairment loss for the year ended December 31, 2011. Please tell us how you determined that the elimination of the impairment loss on real estate assets is directly attributable to your plan of reorganization. Refer to Rule 11-02(b)(6) of Regulation S-X.

Response: In response to the Staff’s comment regarding note (b), the Company has included on page 9 an expanded description of why the impairment loss on real estate assets was reversed. The company respectfully asserts that since it is required to adopt fresh start accounting in conjunction with the plan of reorganization, on a pro forma basis as if the Company emerged from bankruptcy on January 1, 2011, the Company would have presented the balance sheet at fair value, including real estate inventories-owned. The company would not expect to record impairment loss during the 2011 period if real estate inventories-owned at January 1, 2011 was recorded at fair value, unless the Company significantly shortened its expected holding period. The Company did not shorten its expected holding period for any real estate inventories during the year ended December 31, 2011.

Management’s Discussion and Analysis of Financial Condition and Results, page 47

Results of Operations, page 49

Comparison of Years Ended December 31, 2011 and 2010, page 68

Impairment Loss on Real Estate Assets, page 73

9.	We note your response to comment 30 from our letter dated September 6, 2012. On page 74, you indicate that during the 2011 period, you adjusted discount rates to a range of 18% to 22%. Please revise your disclosure to discuss why your discount rates were adjusted when compared to the 2010 period. Please provide disclosures similar to your discussion of the discounts rates in the period 2010.

Response: In response to the Staff’s comment, the Company has expanded the disclosure on page 75 to explain why the Company adjusted the referenced discount rates to a range of 18% to 22% for the 2011 period when compared to the 2010 period.

Financial Condition and Liquidity, page 86

Mr. Craig E. Slivka

January 22, 2013

Cash Flows – Comparison of Nine Months Ended September 30, 2012 to, page 93

Cash Flows – Comparison of Years Ended December 31, 2011 and 2010, page 94

Cash Flows – Comparison of Years Ended December 31, 2010 and 2009, page 94

10.	We note your response to comment 32 from our letter dated September 6, 2012. In your discussions of operating cash flows for all periods presented, please expand this disclosure to provide a more robust explanation for the underlying reasons for changes in your working capital components such as receivables and accounts payable and accrued expenses. Your current disclosure does not clearly explain the reasons for these changes and there is no discussion of the underlying reasons for changes in accounts payable and accrued expenses. Please revise your disclosure accordingly.

Response: In response to the Staff’s comment, the Company has expanded the referenced disclosure to provide a more robust explanation for the underlying reasons for changes in our working capital components such as accounts payable, accrued expenses, receivables and other assets for all the periods requested.

Compensation Philosophy and Objectives, page 107

11.	We note that in response to comment 35 of our letter dated September 6, 2012, you have revised your disclosure to note that the Compensation Committee reviews publicly- available data regarding executive compensation of other homebuilders as “one factor among many factors.” Please note that the term benchmarking includes using compensation data about other companies as a reference point on which, either wholly or in part, to base, justify or provide a framework for a compensation decision. See Question 118.05 of Compliance and Disclosure Interpretations for Regulation S-K. Given the broad definition of the term, please advise us whether you engaged in benchmarking. To the extent you engaged in benchmarking, please identify the benchmark and its component companies and disclose where actual payments fell within targeted parameters. To the extent actual compensation was outside the targeted range, please explain why. See Item 402(b)(1)(v) and (b)(2)(xiv) of Regulation S-K.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 118 to reflect that the Company’s Compensation Committee reviewed publicly available data regarding executive compensation paid to executives at other small-cap and mid-cap homebuilders to obtain a general understanding of current compensation practices among similarly-situated companies. The Compensation Committee believes that it is important to be familiar with the compensation practices of similarly-situated companies in order to determine whether the Company’s compensation practices generally are consistent with those of the

Mr. Craig E. Slivka

January 22, 2013

businesses with which it competes for talent. Accordingly, the Compensation Committee reviewed publicly available data to provide it with the background to understand how the Company’s compensation program can maintain its competitiveness and flexibility in order to attract and retain executive talent. While the Compensation Committee determined that the Company’s executive compensation practices generally were consistent with current compensation practices of similarly-situated companies, the Compensation Committee did not utilize this compensation data as a reference point on which it based or justified its framework for executive compensation decisions with respect to the named executive officers and did not establish targeted parameters based on such compensation data. Furthermore, the data did not constitute a material component of the Compensation Committee’s compensation determinations.

Grants of Plan-Based Awards, page 123

12.	We note that in response to comment 41 of our letter dated September 6, 2012, you have included the amount of the Project Completion Bonus that was paid in 2010. Please note that the Grants of Plan-Based Awards Table should cover each grant made to a named executive officer in the last completed fiscal year. Please revise accordingly. See Item 402(d)(1) of Regulation S-K.

Response: The Company respectfully advises the Staff that it has revised the Grants of Plan-Based Awards Table on page 126 to reflect the bonuses paid to each named executive officer in 2011 under the Company’s Project Completion Bonus Plan. The Company has also clarified in a footnote to such table that the Project Completion Bonus Plan does not specify threshold, target or maximum payouts with respect to any specific project or in the aggregate. Because target payouts under the Project Completion Bonus Plan are not determinable, the Company has also footnoted the amounts paid to the named executive officers in the previous fiscal year (2010) under the Project Completion Bonus Plan, pursuant to the last sentence of Instruction 2 to Item 402(d) of Regulation S-K (permitting the disclosure of representative amounts based on the previous fiscal year’s performance if the target amount is not determinable).

Description of Capital Stock, page 137

13.	Please remove the reference to Delaware law in the first paragraph. You may not qualify this summary by reference to the law. Please refer to Rule 411(a) of Regulation C of the Securities Act of 1933.

Response: In response to the Staff’s comment, the Company has removed the reference to Delaware law in the first paragraph of the “Description of Capital Stock” on page 154.

Financial Statements

Consolidated Statements of Cash Flows, page F-6

Mr. Craig E. Slivka

January 22, 2013

Note 2 – Chapter 11 Proceedings and Plans of Management, page F-11

14.	In light of the fact that your Report of Independent Registered Public Accounting Firm, on page F-2 is dated December 4, 2012, please clarify why certain of the information presented in this footnote is labeled “unaudited”. Please identify the authoritative literature you relied on.

Response: In response to the Staff’s comment, the Company respectfully submits that it has removed the “unaudited” notations in Footnote 2 of the financial statements for the year ending December 31, 2011. In addition, the Company has revised the presentation of the Condensed Consolidated Balance Sheet as of the date of reorganization to include an unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2011, with adjustments for the Plan of Reorganization and Fresh Start Accounting as of December 31, 2011, instead of February 24, 2012. In addition, the Company has revised the footnotes related to the Pro Forma Balance Sheet in conjunction with the Staff’s comment 15 below.

Notes to Plan of Reorganization and Fresh Start Accounting Adjustments, page F-15

15.	We have read your response to comment 50 from our letter dated September 6, 2012 and have the following comments.

•

With regards to note (i), given that you received $50.0 million in cash for your redeemable convertible preferred stock, please tell us and revise your disclosures to clarify how you determined that the market value of your redeemable convertible preferred stock was $56.4 million. Please tell us how you determined that it was appropriate to include incremental value of dividends to be paid at 4% cash and 2% payable in kind. Please cite the accounting literature used to support your conclusions;

•	With reference to the terms of the individual debt agreements, please tell us and expand your disclosures to fully explain how you determined the $384.5 million fair value of your total debt;

•	Please tell us and expand your disclosures to fully explain how you determined the fair value of both your common stock and warrants; and

•	With regards to notes (k), (l), and (t), please expand your disclosures to show precisely how you arrived at each adjustment amount.

Response: In response to the Staff’s comment, the Company has revised notes (i), (j), (k), (t) and (u) of the footnotes to Note 3 of the Pro Forma Condensed Consolidated Balance Sheet on pages F-15 and F-16. Similarly, the Company revised notes (i), (j), (k), (t) and (u) of the footnotes to Note 3 of the Condensed Consolidated Balance Sheet on pages F-64 and F-65.

Mr. Craig E. Slivka

January 22, 2013

Note 3 – Variable Interest Entities and Non-controlling Interests, page F-16

16.	We note your response to comment 51 from our letter dated September 6, 2012. Please also disclose how you use the other factors discussed in your disclosure regarding the determination of the primary beneficiary of a V I E. Your disclosure should include a discussion of voting rights, risks involvement in the operations of the V I E, ability to make major decisions, and contractual obligations. Please specifically disclose how these other significant involvements are considered along with project cash flows in determining whether you are the primary beneficiary.

Response: In response to the Staff’s comment, the Company has included a discussion of the specific factors that the Company considers along with project cash flows in determining whether we are the primary beneficiary of a VIE, which include voting rights, risks, involvement in the operations of the VIE, ability to make major decisions and contractual obligations.

Note 13 – Subsequent Events, page F-48

17.	We note your response to comment 56 from our letter dated September 6, 2012. Please disclose the actual date through which your subsequent events have been evaluated. Please also revise your disclosure on page F-93 to disclose the actual date through which your subsequent events were evaluated. Refer to ASC 855-10-50-1.

Response: In response to the Staff’s comment, the Company has disclosed the actual date through which our subsequent events have been evaluated.

Unaudited Financial Statements – September 30, 2012, page F-53 General

18.	Please address the above comments in your interim financial statements as well, as applicable.

Response: In response to the Staff’s comment, the Company has revised the interim financial statements included in the registration statement to address the Staff’s comments above.

Note 1 – Basis of Presentation and Significant Accounting Policies, page F-58

19.	Please provide an accounting policy for your basic and diluted (Loss) income per share.

Response: In response to the Staff’s comment, the Company has included an accounting policy for our basic and diluted (loss) income per share in footnote 1.

Note 11 – Fair Value of Financial Instruments, page F-86

Mr. Craig E. Slivka

January 22, 2013

20.	You have disclosed the estimated fair value of your financial liabilities as of September 30, 2012 and December 31, 2011. Please provide the following:

•	Please tell us how you determined that the fair value of your note payable was the same as the carrying value as of December 31, 2011 and September 30, 2012;

•

You disclosed that the fair value of your Senior Secured Term Loan due 2015 on December 31, 2011 was $235,000 and the carrying value was $206,000. You also disclosed that the carrying value was adjusted to fair value based on fresh start accounting adjustments. Given that you did not emerge from bankruptcy until February 24, 2012, please tell us how you determined that the fair value of your Senior Secured Term Loan due 2015 as of December 31, 2011 was $235,000. Please also tell us how you determined that the fair value of your Senior Secured Term Loan due 2015 was the same on both December 31, 2011 and September 30, 2012;

•	Similarly, please also tell us how you determined the fair value of your Senior Subordinated Secured Note due 2017 on September 30, 2012; and

•

Please also revise your disclosure to include the disclosure required by ASC 820-10- 50 including but not limited to (i) the valuation techniques and imputs used to determine fair value and (ii) the level within the fair value hierarchy in which the fair value measurements in their entirety fall and for fair value measurements using significant unobservable inputs (Level 3), a reconciliation of the beginning and ending balances, if applicable.

Response: In response to the Staff’s comment related to the fair value of the Senior Secured Term Loan due 2015 as of December 31, 2011, the Company respectfully submits that since the new agreed upon principal amount of the loan was $235.0 million as of December 19, 2011, the date the Joint Plan of Reorganization was filed, the fair value as of December 31, 2011 was $235.0 million.

In response to the Staff’s comment related to the fair value of notes as of September 30, 2012, the Company respectfully submits that it re-assed the fair value of each security by examining market interest rates for similar secured debt (i.e., first lien and second lien issuances). The Company then used the contracted notes expected cash flows and the current market rates as of September 30, 2012, and adjusted the fair value of each financial instrument accordingly.

In response to the Staff’s comment related to the disclosure required by ASC 820-10-50, the Company has included the valuation techniques and inputs used to determine fair value and the level within the fair value hierarchy in which the fair value measurements in their entirety fall.

Note 17 – Subsequent Events, page F-93

21.	Please expand your disclosures to quantify for readers the estimated impact that the Paulson convertible preferred stock issuance, equity grants to certain officers and senior note offering will have on your results of operations.

Mr. Craig E. Slivka

January 22, 2013

Response: In response to the Staff’s comment, the Company has included the estimated impact on the results of operations for the referenced transactions. In regards to the Paulson convertible preferred stock issuance, the disclosure is on page F-93. In regards to the equity grants, the disclosure is on page F-94. In regards to the senior note offering, the disclosure is on page F-95.

Undertakings, page II-8

22.	Please remove the undertaking in Item 512(a)(6) as it is applicable only to an initial distribution of securities.

Response: In response to the Staff’s comment, the Company has removed the undertaking in Item 512(a)(6).

Legal Opinion

23.	Please revise the opinion to consent to being named in the registration statement under the caption, “Legal Matters.”

Response: In response to the Staff’s comment, Latham & Watkins LLP has revised the legal opinion to include its consent to being named in the registration statement under the caption “Legal Matters.” The Company is filing as an exhibit to Amendment No. 2 an executed legal opinion reflecting such changes.

*****

Mr. Craig E. Slivka

January 22, 2013

If you have any questions regarding any of the responses in this letter or Amendment No. 2, please call Colin T. Severn, Vice President, Chief Financial Officer and Corporate Secretary, at (949) 478-5218.

Sincerely,

/S/ COLIN T. SEVERN
Colin T. Severn

Enclosure

cc:	Michael Treska, Esq.

Latham & Watkins